Exhibit 99.1

Patria announces the acquisition of Vectis Gestao, manager of the real estate funds VCJR11 and VCRR11, as part of its expansion in Real Estate Credit Funds segment

Grand Cayman, Cayman Islands, June 11, 2025 – Patria Investments Limited (“Patria,” “We”) (Nasdaq: PAX) is pleased to announce that Patria has signed an agreement to acquire Vectis Gestao, a Brazilian asset management firm focused on real estate and agrobusiness sectors. This transaction adds to the Real Estate Brazil business US$291 million in assets under management, strengthening our presence in the Real Estate Credit fund market and supporting our strategic objective of building a diversified portfolio including the different segments of the market.

The acquisition brings two new funds to Patria's portfolio: VCJR11, which focuses on Real Estate Receivables Certificates (CRIs) and other financial assets in the real estate sector; and VCRR11, designed for the short-term residential rental market.

“The acquisition of Vectis Gestao marks another strategic step in Patria's expansion within the Real Estate business, further strengthening our position as one of the most complete and diversified asset managers in the market. Following key moves such as the acquisition of the remaining 50% stake in VBI, the transfer of real estate fund management previously handled by CSHG in 2024, and the transaction involving six FIIs from Genial Investimentos, this reinforces our leadership and enables us to offer a robust portfolio with consistent returns for our investors,” states Rodrigo Abbud, Partner and Head of Real Estate Brazil.

With this transaction, Patria's Real Estate Brazil portfolio will reach approximately US$4.5 billion in assets under management, further consolidating its position as the number one independent real estate fund manager in Brazil. This total does not include the funds from Genial Investimentos, as that transaction is still pending approval from CADE and the respective fund assemblies. Patria manages three of the largest funds in their respective segments: HGLG11 (logistics), PVBI11 (office real estate), and HGRU11 (urban income), in addition to consistently high-performing funds in the credit and securities segments, such as CVBI11, HGCR11, and RVBI11).

About Patria

Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are the leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 36 years of experience and over $45 billion in assets under management, we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings.

Contact

Patria Shareholder Relations

E. PatriaShareholderRelations@patria.com

T. +1 917 769 1611